December 15, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Chase

Re:  Kinder Morgan Management, LLC, Form S-3

Kinder Morgan Energy Partners, L.P., Form S-3

Knight Inc. (Now Kinder Morgan, Inc.), Form S-1

Registration Statement No. 333–156783

Registration Statement No. 333–156783-01

Registration Statement No. 333–156783-02

Initially filed on January 16, 2009

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Kinder Morgan Management, LLC, Kinder Morgan Energy Partners, L.P. and Knight Inc. (now Kinder Morgan, Inc.) (collectively, the “Registrants”) hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above referenced Registration Statements, together with all exhibits thereto (the “Registration Statements”), effective as of the date first set forth above.  The Registrants request this withdrawal because the Registrants no longer expect in the near future to sell the securities registered pursuant to the Registration Statements.  The Registrants confirm that the Registration Statements have not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statements or the prospectus contained therein and no preliminary prospectus contained in the Registration Statements has been distributed.

The Registrants also request in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9491.

Very truly yours,

KINDER MORGAN MANAGEMENT, LLC
KINDER MORGAN ENERGY PARTNERS, L.P.
KINDER MORGAN, INC. (formerly KNIGHT INC.)

By:	/s/ Joseph Listengart
Name:	Joseph Listengart
Title:	Vice President, General Counsel and Secretary